BY EDGAR AND FACSIMILE

Ms. Lisa Kohl
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0405
Phone Number: (202) 551-3720
Fax Number: (703) 813-6980

November 11, 2011

Re:      Brazilian Distribution Company

Form 20-F for the Fiscal Year ended December 31, 2010
Commission File No. 001-14626, filed on July 1, 2011, and amended on July 29, 2011

Dear Ms. Kohl:

Brazilian Distribution Company (Companhia Brasileira de Distribuição, or the “Company”) has received the Staff’s comment letter dated October 28, 2011 concerning the above-referenced filing on Form 20-F (the “20-F”).

The Company acknowledges that:

  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
  Staff’s comments or changes to disclosure in response to Staff’s comments do not foreclose the Commission from taking any action with respect to the filing; and
  The Company may not assert Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company advises you that it will include in future filings, as appropriate, the revised disclosures contained in this letter and in its letter dated October 14, 2011 in response to the Staff’s comment letter dated September 15, 2011.

The Company also advises you as follows regarding your comments.

Ms. Lisa Kohl Division of Corporation Finance – Securities and Exchange Commission November 11, 2011

SEC Comment No. 1

We note your response to comment five in our letter dated September 15, 2011 and your proposed disclosure.  Please further revise your disclosure to quantify the factors you cite as impacting your net sales.  For example, please quantify the impact that the opening of new stores in the food retail segment and increased same store sales across business segments had on your consolidated net sales for the fiscal year ended December 31, 2010 compared to the fiscal year ended December 31, 2009.

Response to Comment No. 1

The Company will provide the following revised explanations in Item 5A. Operating Results:

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Consolidated

Net sales. Net sales increased by 38.4%, or R$8,898.9 million, from R$23,192.8 million in 2009 to R$32,091.7 million in 2010, due to R$3,017.0 million from the consolidation of the results of operations of Ponto Frio stores and PontoFrio.com.br in our results of operations for the full fiscal year, while in 2009 there were only six months of consolidation of these results of operations in our financial statements, and R$2,507.3 million from the consolidation of Nova Casa Bahia’s results of operations in our financial statements as from November 1, 2010.  Beside the effects of these consolidations, the increase in net sales was mainly due to (i) increased same-stores sales in all business segments in the amount of R$2,008.9 million and (ii) the opening of new stores in the food retail and cash-and-carry segment, which net sales totaled R$516.0 million.

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If you have any questions or wish to discuss any matters relating to the foregoing, please contact Vitor Fagá de Almeida of the Company at (011-55-11) 3886-0421.

Very truly yours,

/s/ José Antônio de Almeida Filippo
José Antônio de Almeida Filippo
Chief Financial Officer

/s/ Vitor Fagá de Almeida
Vitor Fagá de Almeida
Investor Relations Officer

cc: Andrew B. Jánszky and Fabiana Y. Sakai – Milbank, Tweed, Hadley & McCloy LLP

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